Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2018
Income before income tax expense	$416,527	$333,752	$439,064	$414,436	$491,465	$317,157
Add: Fixed charges	91,182	98,404	132,048	189,717	312,396	228,409
Total earnings	$507,709	$432,156	$571,112	$604,153	$803,861	$545,566
Interest expense	$89,085	$95,815	$128,619	$185,908	$308,082	$225,978
Rental expense, net of income	2,097	2,589	3,429	3,809	4,314	2,431
Total fixed charges	91,182	98,404	132,048	189,717	312,396	228,409
Preferred stock dividends	—	12,933	19,595	21,204	15,714	7,317
Total fixed charges and preferred stock dividends	$91,182	$111,337	$151,643	$210,921	$328,110	$235,726
Ratio of earnings to fixed charges(1)	5.57	4.39	4.33	3.18	2.57	2.39
Ratio of earnings to fixed charges and preferred stock dividends(1)	5.57	3.88	3.77	2.86	2.45	2.31

(1)	For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.